COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56
Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT

As disclosed in a material fact published on May 4, 2005, as part of the operation between Casino Group and Abilio dos Santos Diniz, a corporate restructuring was carried out by means of which Valentim dos Santos Diniz and Lucília Maria dos Santos Diniz started being holders of the rights of preferred shares issued by the Company, which could be sold in the market according to a preestablished schedule, not affecting the quotation of the Company’s shares and enabling a gradual increase in the number of outstanding shares, schedule which consisted in the possibility, at that time, of the immediate sale of 7 billion preferred shares, 7 billion preferred shares after 3 years and 8.5 billion preferred shares after 5 years, respectively, counted from the publication date of the referred Material Fact.

In this sense, the Company publicly informs its shareholders and the market that:

(i)     it was informed that out of the 7 billion shares made available for immediate sale, as referred above, 5.5 billion preferred shares were sold until December 2005;

(ii)     it knew that Valentim dos Santos Diniz transferred to his children, in equal parts, 16,365,517,824 preferred shares held by him, representing the Company’s capital stock. corresponding to 14.38% of the total capital stock and to 25.59% of the outstanding preferred shares, and that the referred transfer of preferred shares does not result in or has as purpose the change in the Company’s control, management or operation; and

(iii)     it was informed that the availability schedule referred to above was changed and that the new availability schedule of the remaining shares will be as follows: (a) 4 billion preferred shares will be made available for sale until August of the current year; (b) 4,509,227,415 preferred shares will be made available for sale as from May 2008, and (c) 8,527,430,697 preferred shares will be made available for sale as from May 2010.

São Paulo, May 26, 2006

The Management